UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____   No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: October 21, 2002

By _____

Name:	Marcos Grodetsky
Title:	Director of Investor Relations

BRAZILIAN ANALYST MEETING SUMMARY

Rio de Janeiro, Brazil – October 18, 2002 – At an analyst meeting in Brazil, Telemar's IR Officer, Marcos Grodetzky, in the course of responding to a number of questions, made comments regarding several aspects of the Company's activities.

Following we synthesize the main points of what was stated in the occasion:

- **Oi** - Oi's first three months of operations surpassed all the operational targets previously established by the management of the Company:
    - in just three months, the number of clients surpassed the target established for December 2002 (500,000). The Company is currently revising its projections for the last quarter and for 2003.
    - the subscriber mix, that was expected to be 90% prepaid and 10% postpaid, reached slightly more than 80% prepaid and 20% postpaid;
    - the ARPU was higher than originally forecasted in the business plan
    - given the results, the operating expenses were also higher than expected, because Oi had to absorb higher costs associated with marketing, logistics, commissions, handsets subsidies, etc. etc;
    - if the trend of these results should continue, it is possible to expect positive EBITDA for Oi before 2005, but it will be necessary to closely observe the effects of the entrance of a new GSM operator in the market.
    - It is important to highlight that although these initial results are very positive, the Company´s management considers that the they still need confirmation in the next quarters.

- **Debt** - the Company does not foresee any debt refinancing need until year end or even throughout 2003, because the internal cash generation, added to eventual financing from suppliers, will be enough to reduce existing debt; During 2003, TMAR will generate enough cash to amortize all of its maturity in the period, including inter company loans.

- **Pegasus** - the valuation, based on Pegasus's discounted cash flow, made by the two financial advisors - Goldman Sachs and UBS Warburg – has been already concluded; The Company's Management already made its recommendations to the Board of Directors, and is waiting the decision from the only controlling shareholder member that will vote the subject, the BNDES; If the operation gets approved by the Board, an Extraordinary General Shareholders' Meeting will still be called so that the

 

transaction can be presented and examinated by all TMAR's shareholders; The acquisition will be made by TMAR, in order to optimize all existing synergies with Pegasus; The management's recommendation was for TMAR to acquire 100% of Pegasus shares, which is the most efficient form to run the business, given the operational and tax synergies between the two companies.

For more information, please contact:

TNE – INVESTOR RELATIONS

Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1210

Carlos Lacerda (carlosl@telemar.c om.br) 55 21 3131 1314

Fax: 55 21 3131 1155

THOMSON FINANCIAL CORPORATE GROUP

Rick Huber (richard.huber@tfn.com) 212 807 5026

Mariana Crespo (mariana.crespo@tfn.com)

Fax: 1 212 807 5025